Alithya renews its normal course issuer bid

MONTREAL, QUEBEC (September 13, 2023) – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya” or the “Company”), a leader in strategy and digital transformation, is pleased to announce today that the Toronto Stock Exchange (the “TSX”) has accepted the notice filed by the Company of its intention to renew its normal course issuer bid (“NCIB”) program.

The Company believes that the market price of its Class A subordinate voting shares (“Class A Shares”) does not, from time to time, reflect its underlying value and undervalues its future growth prospects. The Company believes that, in such circumstances, the purchase for cancellation of such Class A Shares would be an appropriate use of the Company’s available funds to enhance shareholder value.

Under the NCIB, the Company will be allowed to purchase for cancellation on the open market through the facilities of the TSX, NASDAQ or alternative Canadian trading systems, if eligible, or outside the facilities of the TSX pursuant to exemption orders issued by securities regulatory authorities, up to 2,411,570 Class A Shares, representing 5% of the Company’s public float (48,231,402 Class A Shares) based on a total of 88,481,257 issued and outstanding Class A Shares as of the close of markets on September 7, 2023. The amount of purchases on any given day will not exceed 6,791 Class A Shares, which represents 25% of the average daily trading volume on the TSX for the six-month ended August 31, 2023, being 27,166 Class A Shares, calculated in accordance with the rules of the TSX. All Class A Shares purchased under the NCIB will be cancelled.

Purchases under the NCIB may commence on September 20, 2023 and will end on the earlier of September 19, 2024 and the date on which the Company will have acquired the maximum number of Class A Shares allowable under the NCIB or otherwise decided not to make any further purchases. All purchases of Class A Shares will be made by means of open market transactions through the facilities of the TSX, NASDAQ or alternative Canadian trading systems, if eligible, or by such other means as may be permitted by a securities regulatory authorities, at their market price at the time of acquisition, plus brokerage fees, except for purchases that could be effected pursuant to exemption orders issued by securities regulatory authorities, which would be at a discount to the prevailing market price as per the terms of the order.

The decisions regarding the timing and size of purchases under the NCIB are subject to management’s discretion and are based on a variety of factors, including market conditions.

The Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP will allow for the purchase for cancellation of Class A Shares, subject to certain trading parameters, by its designated broker during times when Alithya would ordinarily not be active in the market due to applicable regulatory restrictions or self-imposed blackout periods. Outside of these periods, the Class A Shares will be purchased by Alithya at its discretion under the NCIB.

Under its current NCIB that commenced on September 20, 2022 and will expire on September 19, 2023, the Company is authorized to purchase for cancellation up to 2,491,128 Class A Shares. As at September 7, 2023, Alithya had purchased 167,578 Class A Shares by means of open market transactions, through the facilities of the TSX and alternative Canadian trading systems, at a weighted average price of $2.26 per Class A Share, for a total consideration of approximately $378,316.

Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.

Forward-looking statements in this press release include, among other things, information or statements relating to the value of Alithya’s Class A Shares and its future growth prospects as well as the potential future purchases by Alithya of its Class A Shares pursuant to the NCIB and the ASPP.

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya’s annual and interim Management’s Discussion and Analysis and other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.

There can be no assurance that Alithya will purchase for cancellation all or any of the numbers of Class A Shares referred to in this press release that are subject to the NCIB.

Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

About Alithya
Empowered by the passion and enthusiasm of a talented global workforce, Alithya is positioned on the crest of the digital wave as a trusted advisor in strategy and digital technology services. Transforming the world one digital step at a time, Alithya leverages collective intelligence and expertise to develop practical IT solutions tailored to complex business challenges. As shared stewards of its clients' success, Alithya accompanies them through the full cycle of their digital evolutions, paving new roads to the future of their businesses.

Living up to its name, meaning truth, Alithya embraces a business model that avoids industry buzzwords and technical jargon to deliver straight talk provided by collaborative teams focused on five main pillars: business strategy, business applications implementation, application services, data and analytics, and digital skilling and change enablement.

With two gender parity certifications obtained in Canada and the United States, and in pursuit of indigenous relations and carbon neutral certifications, Alithya strives to balance its desire to do the right thing with its commitment to doing things right.

Source
Sophie Cabana
Brand and Digital Marketing Director
sophie.cabana@alithya.com